Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-121584 and No. 333-145074) on Form S-8 of Sanofi of our report dated June 25, 2013, with respect to the statement of net assets available for benefits of Sanofi U.S. Group Savings Plan as of December 31, 2012, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Sanofi U.S. Group Savings Plan.

/s/ Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 25, 2013